Pricing Sheet dated October 27, 2010 relating to
Preliminary Pricing Supplement No. 2010-MTNDD656 dated October 21, 2010 and
Offering Summary No. 2010-MTNDD656 dated October 21, 2010
Registration Statement Nos. 333-157386 and 333-157386-01
                                                                                Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

27,490 Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due October 29, 2025

PRICING TERMS – OCTOBER 27, 2010
Issuer:	Citigroup Funding Inc.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$27,490,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see “Underwriting fee and issue price” below)
Pricing date:	October 27, 2010
Original issue date:	October 29, 2010
Maturity date:	October 29, 2025
Interest rate:
6.85% per annum, paid quarterly, only if the closing value of the underlying index is above the barrier level on the related observation date.
If on any observation date the closing value of the underlying index is less than or equal to the barrier level, we will pay no coupon for the applicable interest period.  It is possible that the underlying index could remain at or below the barrier level for extended periods of time or even throughout the entire life of the notes so that you will receive no contingent quarterly coupons.

Barrier level:	850
Interest payment dates:
Each January 29, April 29, July 29 and October 29, beginning January 29, 2011.  There will be no interest payment made on any interest payment date if the closing value of the underlying index is less than or equal to the barrier level on the related observation date.  If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day. The payment will have the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of delayed payment.

Observation dates:	The third business day preceding each interest payment date
Redemption:
Beginning on October 29, 2013, we will have the right to redeem all of the notes on any interest payment date and pay to you 100% of the stated principal amount per note and, if the closing value of the underlying index is greater than the barrier level on the related observation date, accrued and unpaid interest to the redemption date.  If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Payment at maturity:
At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and, if the closing value of the underlying index is greater than the barrier level on the related observation date, accrued and unpaid interest to the maturity date.

CUSIP:	1730T0KS7
ISIN:	US1730T0KS77
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per note	$1,000.00	$22.50	$977.50
Total	$27,490,000	$618,525	$26,871,475
(1) The actual price to public and underwriting fee for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $992.50 per note. Please see “Syndicate Information” on page 6 of the related offering summary for further details.
(2) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the underwriter), and their financial advisors will collectively receive from the underwriter, Citigroup Global Markets Inc., a fixed selling concession of $22.50 for each note they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $22.50 for each note they sell.  This selling concession may be reduced for volume purchase discounts depending on the aggregate amount of the notes purchased by an investor. See “Fees and selling concessions” and “Syndicate Information” on page 6 of the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on October 21, 2010:
http://www.sec.gov/Archives/edgar/data/831001/000095010310003050/dp19639_fwp.htm

Preliminary Pricing Supplement filed on October 21, 2010:
http://www.sec.gov/Archives/edgar/data/831001/000095010310003048/dp19640_424b2-ps2010.htm

Prospectus Supplement filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February 18, 2009:
http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.